UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1. Press Release dated February 10, 2016: Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Months 2015 Results

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2016

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Months 2015 Results

Monaco, Monaco – February 10, 2016 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and twelve month period ended December 31, 2015.

Summary of Fourth Quarter 2015 Results

•

Net revenue for the fourth quarter of 2015 decreased by 24% to $29.9 million from $39.1 million during the same period in 2014.

•

Net loss for the fourth quarter of 2015 was $29.9 million as compared to $0.1 million, during the same period in 2014. Adjusted net loss1 for the fourth quarter of 2015 was $7.7 million as compared to Adjusted net income1 of $4.7 million, during the same period in 2014.

•

EBITDA1 for the fourth quarter of 2015 decreased to $13.1 million loss as compared to earnings of $13.4 million during the same period in 2014. Adjusted EBITDA3 for the fourth quarter of 2015 decreased by 50% to $9.1 million from $18.3 million during the same period in 2014.

•

Loss per share4 and Adjusted loss per share4 for the fourth quarter of 2015 were $0.40 and $0.13, respectively, calculated on a weighted average number of shares of 83,504,266, as compared to a Loss per share of $0.04 and Adjusted earnings per share of $0.01 during the same period in 2014, calculated on a weighted average number of shares of 83,454,102.

Summary of Twelve Months Ended December 31, 2015 Results

•

Net revenues for the twelve months of 2015 decreased by 17% to $127.3 million as compared to $154.1 million during the same period in 2014.

•

Net loss for the twelve months of 2015 was $47.9 million from net income of $14.6 million during the same period in 2014. Adjusted net loss for the twelve months of 2015 was $22.4 million as compared to Adjuste d net income of $17.5 million, during the same period in 2014.

•

EBITDA for the twelve months of 2015 decreased by 80% to $13.5 million as compared to $66.7 million during the same period in 2014. Adjusted EBITDA for the twelve months of 2015 decreased by 44% to $39.1 million as compared to $69.6 million during the same period in 2014.

•

Loss per share and Adjusted Loss per share for the twelve months of 2015 were $0.74 and $0.44, respectively, calculated on a weighted average number of shares of 83,479,636, as compared to Earnings per share4 (“EPS”) of $0.06 and Adjusted EPS4 of $0.10 during the same period in 2014, calculated on a weighted average number of shares of 83,446,970.

1 Adjusted Net income/(loss) is a non-GAAP measure. Adjusted Net income/(loss) represents Net income/(loss) before gain on asset purchase cancellation, early redelivery cost, loss from inventory valuation, impairment loss, gain/(loss) on derivatives and gain/(loss) on foreign currency. See Table 1.

2 EBITDA is a non-GAAP measure and represents Net income/(loss) plus net interest expense, tax, depreciation and amortization. See Table 1.

3 Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain on asset purchase cancellation, early redelivery cost, gain/( loss) on derivatives, loss from inventory valuation, impairment loss and gain/(loss) on foreign currency. See Table 1.

4 Earnings/(loss) per share and Adjusted Earnings/(loss) per share represent Net Income/(loss) and Adjusted  Net income/(loss) less preferred dividend divided by the weighted average number of shares respectively. See Table 1.

Fleet and Employment Profile

Vessel Deliveries: In January 2016, the Company took delivery of Troodos Sun (Hull No. 1686), a 85,000 dwt, Japanese eco-design newbuild Post-Panamax class vessel. Upon her delivery, the vessel was employed in the spot charter market.

Vessel Sales: In February 2016, subsidiaries of the Company entered into agreements for the sale of the Stalo, an 87,000 dwt Post-Panamax vessel built in 2006, and the Kypros Unity, a 78,000 dwt Panamax vessel built in 2014, to entities controlled by Mr. Hajioannou, our Chairman and Chief Executive Officer.  In addition, another company controlled by Mr. Hajioannou assumed the obligations of one of the Company’s subsidiaries under a shipbuilding contract for Hull No. 1718, a 84,000 dwt, Japanese eco-design newbuild Post-Panamax scheduled for delivery in the first half of 2019.  Another company controlled by Mr. Hajioannou is currently in negotiations to assume the Company’s obligations under a shipbuilding contract for Hull No. 1552, a 81,600 dwt, Japanese eco-design newbuild Kamsarmax scheduled for delivery in the first half of 2018.

These transactions were negotiated and approved by a Special Committee of the Company’s Board of Directors, composed of the Board’s independent members and advised by independent counsel. The Special Committee was formed and authorized by the Board of Directors of the Company to evaluate and negotiate the transactions when Mr. Hajioannou’s proposal with respect to these proposed transactions was received.  The Special Committee obtained two appraisals from independent third party brokers for each of the two vessels and for each of the two newbuildings, and negotiated the terms of the sales of the vessels and the contract novations.

The sale price for the Stalo was $9.0 million in cash, which represents the higher of the two appraisals for that vessel, and the price for the Kypros Unity was $20.0 million in cash, which likewise represented the higher of the two appraisals for that vessel that the Special Committee had obtained.  Both vessels are operating in the spot market and expect to be delivered to the buyer in March 2016.  The subsidiary of the Company that owns the Kypros Unity has an outstanding loan balance of $16.7 million, net of deferred finance charges, which is secured by the vessel and which will be repaid prior to its delivery to the buyer. The remaining capital expenditure requirements of the Company under the shipbuilding contract for Hull No. 1718 were $28.4 million compared to $26.5 million, the higher of its two appraisals obtained for such newbuild.  The sale commissions of 1% of the contract prices payable to the related party management company5 on the three transactions have been waived.

The remaining capital expenditure requirements of the Company under the shipbuilding contract for Hull No. 1552 are $28.5 million.

The sale of the Stalo and of the Kypros Unity and the novation of Hull No. 1718 will result in: (i) a $28.4 million reduction in the Company’s capital expenditure obligations; (ii) a reduction in the Company’s existing indebtedness of $16.7 million, net of deferred finance charges; and (iii) an improvement of $12.3 million in the Company’s liquidity. An aggregate non-cash impairment loss of $22.8 million was recorded as of December 31, 2015, with respect to the sale of the Stalo and of the Kypros Unity; the novation of Hull No. 1718 and the novation under negotiation of Hull No. 1552.

Current Fleet: As of February 5, 2016, the Company’s operational fleet comprised of 37 drybulk vessels two of which have been agreed to be sold, with an average age of 6.1 years and an aggregate carrying capacity of 3.3 million dwt. The fleet consists of 14 Panamax class vessels, 8 Kamsarmax class vessels, 12 Post-Panamax class vessels and 3 Capesize class vessels, all built from 2003 onwards.

As of February 5, 2016, the Company had contracted to acquire six eco-design newbuild vessels. The newbuild vessels comprising two Japanese Panamax class vessels, one Japanese Post-Panamax class vessel, two Japanese Kamsarmax class vessels (one of which is under negotiations to be novated) and one Chinese Kamsarmax class vessel. Upon delivery of all of these newbuilds, assuming the successful conclusion of the novation under negotiation and assuming we do not acquire any additional vessels or dispose of any of our vessels, our fleet will comprise of 40 vessels, 13 of which will be eco-design vessels, having an aggregate carrying capacity of 3.6 million dwt.

As of February 5, 2016, 16 out of 37 drybulk vessels of the Company were employed under period time charters of more than three months outstanding charter duration. The table below shows the contracted employment of the Company’s vessels as of February 5, 2016:

Vessel Name	DWT	Year Built[1]	Country of construction	Charter Rate [2] USD/day	Charter Duration[3]
Panamax
Maria	76,000	2003	Japan	8,250	Aug 2015 - Jun 2016
Koulitsa	76,900	2003	Japan	7,650	Sep 2015 - Feb 2016
Paraskevi	74,300	2003	Japan	7,400	Jul 2015 - May 2016
Vassos	76,000	2004	Japan	4,674	Jan 2016 - May 2016
Katerina	76,000	2004	Japan	BPI[4] + 6%	Apr 2015 - Feb 2017
Maritsa	76,000	2005	Japan	5,350	Dec 2015- Apr 2016
Efrossini	75,000	2012	Japan	6,200	Dec 2015 - Aug 2016
Zoe	75,000	2013	Japan	5,100	Jan 2016 - Apr 2016
Kypros Land	77,100	2014	Japan	8,000	Oct 2015- Mar 2016
Kypros Sea	77,100	2014	Japan	6,050	Dec 2015 - Aug 2016
Kypros Unity [7]	78,000	2014	Japan	4,500	Jan 2016 - Mar 2016
Kypros Bravery	78,000	2015	Japan	6,250	Jan 2016 - May 2016
Kypros Sky	77,100	2015	Japan	6,000	Dec 2015 - Mar 2016
Kypros Loyalty	78,000	2015	Japan
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	5,500	Nov 2015 - May 2016
Pedhoulas Trader	82,300	2006	Japan	5,700	Nov 2015 - Mar 2016
Pedhoulas Leader	82,300	2007	Japan	6,250	Dec 2015- Dec 2016
Pedhoulas Commander	83,700	2008	Japan	6,250	Jan 2016 - Nov 2016
Pedhoulas Builder [6]	81,600	2012	China	8,500	Aug 2015 - Mar 2016
Pedhoulas Fighter [6]	81,600	2012	China	7,000 6,100	May 2015- Feb 2016 Mar 2016 - Dec 2016
Pedhoulas Farmer [6]	81,600	2012	China	4,000	Feb 2016 - Mar 2016
Pedhoulas Cherry [6]	82,000	2015	China	7,875	Jul 2015 - Feb 2016
Post-Panamax

Stalo [7]	87,000	2006	Japan	6,000	Feb 2016 - Mar 2016

Marina	87,000	2006	Japan	6,200	Dec 2015 - Oct 2016
Xenia	87,000	2006	Japan	5,340	Dec 2015 - May 2016
Sophia	87,000	2007	Japan	5,000	Dec 2015 - Mar 2016
Eleni	87,000	2008	Japan	8,200 7,250	Aug 2015 - Feb 2016 Apr 2016 - Oct 2018
Martine	87,000	2009	Japan	BPI[4] + 10%	Apr 2015 - Jan 2017
Andreas K	92,000	2009	South Korea	6,000	Feb 2016 - Apr 2016
Panayiota K	92,000	2010	South Korea	3,500	Feb 2016 - Mar 2016
Venus Heritage	95,800	2010	Japan	8,000	Nov 2015- Feb 2016
Venus History	95,800	2011	Japan	4,812	Dec 2015 - Apr 2016
Venus Horizon	95,800	2012	Japan	5,500	Jan 2016 - Dec 2016
Troodos Sun	85,000	2016	Japan
Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 - Jun 2031
Pelopidas	176,000	2011	China	38,000	Feb 2012 - Dec 2021
Lake Despina	181,400	2014	Japan	24,376 [5]	Jan 2014 - Jan 2024
Total dwt of existing fleet	3,341,800

Hull Number	DWT	Expected delivery[1]	Country of construction	Charter Rate [2] USD/day	Charter Duration[3]
Panamax
Hull 828	77,000	H1 2016	Japan
Hull 835	77,000	H1 2017	Japan
Kamsarmax
Hull 1146	82,000	H1 2016	China
Hull 1551	81,600	H1 2017	Japan
Hull 1552[8]	81,600	H1 2018	Japan
Post-Panamax
Hull 1685	84,000	H1 2016	Japan
Hull 1718 [9]	84,000		Japan
Total dwt of orderbook	567,200

1)

For existing vessels, the year represents the year built. For newbuilds, the dates shown reflect the expected delivery date.

2)

Charter rate is the recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. Charter agreements may provide for additional payments, namely ballast bonus, to compensate for vessel repositioning.

3)

The date listed represent either the actual start date or, in the case of a contracted charter that had not commenced as of February 5, 2016, the scheduled start date.  The actual start date and redelivery date may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

4)

A period time charter at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium.

5)

A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year.  The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer the option to extend the period time charter for an additional twelve months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

6)

Vessel sold and leased back on a net daily bareboat charter rate of $6,500, for a period of 10 years, with a purchase obligation at the end of the 10th year and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

7)

In February 2016, following evaluation, negotiation and approval by a Special Committee of the Board of Directors of the Company comprised of the independent directors, two subsidiaries of the Company entered into agreements to sell two vessels, the Kypros Unity, a 78,000 dwt, Panamax vessel built in 2014, and the Stalo, a 87,000 dwt Post-Panamax vessel built in 2006, to entities controlled by Mr. Hajioannou, the Company’s Chairman and Chief Executive Officer.

8)

Following evaluation, negotiation and approval by a Special Committee of the Board of Directors of the Company comprised of the independent directors, a subsidiary of the Company is in negotiations to novate the shipbuilding contract for Hull No.1552 to an entity controlled by Mr. Hajioannou, the Company’s Chairman and Chief Executive Officer.

9)

On February 2016, following evaluation, negotiation and approval by a Special Committee of the Board of Directors of the Company comprised of the independent directors, a subsidiary of the Company entered into an agreement to novate the newbuilding contract for Hull No.1718 to an entity controlled by Mr. Hajioannou, the Company’s Chairman and Chief Executive Officer, pursuant to which the Company subsidiary will no longer have any obligations under the shipbuilding contract.

The contracted employment of fleet ownership days as of February 5, 2016 was:

2016 (remaining)	42%
2016 (full year)	47%
2017	11%
2018	9%

Capital expenditure requirements and liquidity

As of December 31, 2015, the Company had agreed to acquire eight newbuild vessels, with four to be delivered in 2016, two to be delivered in 2017, one to be delivered in 2018 and one to be delivered in 2019. The remaining capital expenditure requirements to shipyards or sellers (before minor adjustments for shipyards’ costs related to certain delayed deliveries), for the eight vessels amounted to an aggregate of $179.7 million, of which $78.4 million is due in 2016, $55.9 million is due in 2017, $20.3 million is due in 2018 and $25.1 million is due in 2019. The effect of the novations of Hulls 1718 and 1552, will be a reduction of capital expenditure requirements by an aggregate of $57.6 million ($56.9 million to sellers and $0.7 million acquisition commission to our Manager5), of which $11.6 million was due in 2017, $20.6 million was due in 2018 and of $25.4 million was due in 2019.

As of February 5, 2015, the Company had agreed to acquire six newbuild vessels, with three to be delivered in 2016, two to be delivered in 2017, and one to be delivered in 2018, (which is under negotiations to be novated as described above). The remaining capital expenditure requirements to shipyards or sellers before minor adjustments for shipyards’ costs related to certain delayed deliveries, for the six vessels amounted to $135.6 million, of which $62.7 million is due in 2016, $52.6 million in 2017 and $20.3 million is due in 2018. The effect of the novation of Hull 1552, will be a reduction of capital expenditure requirements of $28.8 million ($28.5 million to sellers and $0.3 million acquisition commission to our Manager5), of which $8.2 million is due in 2017 and $20.6 million is due in 2018.

As of December 31, 2015, the Company had liquidity of $362.3 million consisting of $132.2 million in cash and bank time deposits, $72.3 million in restricted cash and $157.8 million available under committed loan facilities and financing transactions for eight newbuild vessels. Liquidity as of December 31, 2015, does not include any proceeds from the sale of assets classified as “Assets held for sale” as of December 31, 2015, as the transactions are expected to take place in March 2016.

As of February 5, 2016, the Company had liquidity of $255.7 million consisting of $114.0 million in cash and bank time deposits, $19.9 million in restricted cash and $121.8 million available under committed loan facilities and financing transactions for six newbuild vessels and one existing vessel. Liquidity as of February 5, 2016, does not include any proceeds from the sale of assets classified as “Assets held for sale” as of December 31, 2015, as the transactions are expected to take place in March 2016.

5 Safety Management Overseas S.A. and Safe Bulkers Management Limited, each a related party referred in this press release as “our Manager” and collectively “our Managers’’.

Refinancing of credit facilities

As of February 5, 2016, the Company has refinanced or accepted term sheets, to amend credit and loan agreements, in an aggregate amount of $260.9 million, which include debt with DNB (UK) Limited, Royal Bank of Scotland plc and Danish Ship Finance, resulting in the extension of the tenor of these facilities, the reduction of the annual principal installments for the next five years, extending the balloon repayment dates to 2021 and onwards, in compliance with our financial covenants.

The old and the new aggregate repayment schedules for these facilities are presented in the table below:

Repayment Schedule on an annual basis

($ in millions)

	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total
Old Schedule	11.1	11.1	34.3	62.1	133.2	6.0	6.0	6.0	3.0	272.8
New Schedule	5.0	6.5	14.0	24.8	29.0	72.2	109.4	0.0	0.0	260.9

Dividend Policy

The Board of Directors of the Company has not declared a dividend for the fourth quarter of 2015. The Company has 83,522,338 shares of common stock issued and outstanding as of February 5, 2016.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “We continue to execute on our strategy of further increasing our liquidity and enhancing our financial flexibility to address the historically low charter market conditions. The sale and novation transactions with Mr. Hajioannou announced today will materially reduce our capital expenditure obligations in the near term and our existing indebtedness and significantly improve our liquidity position. These transactions, together with our continued cost reduction initiatives that led us to daily operating expenses for the fourth quarter, including three dry-dockings, of $4,072 and the recently announced refinancing of credit facilities that pushed back balloon payments to 2021 and onwards, create value for our Stockholders, while we maintain sufficient liquidity and financial flexibility to weather this challenging portion of the marine dry bulk shipping cycle and take advantage of the future recovery.”

Conference Call

On Thursday, February 11, 2016 at 9:00 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until February 18, 2016 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Fourth Quarter 2015 Results

Statement of Income

Net loss for the fourth quarter of 2015 was $29.9 million compared to net loss of $0.1 million, during the same period in 2014, mainly due to the following factors:

Net revenues: Net revenues decreased by 24% to $29.9 million for the fourth quarter of 2015, compared to $39.1 million for the same period in 2014, mainly due to a decrease in charter rates. The Company operated 36.00 vessels on average during the fourth quarter of 2015, earning a TCE6 rate of $ 8,251, compared to 32.00 vessels and a TCE rate of $11,849 during the same period in 2014.

Vessel operating expenses: Vessel operating expenses increased by 9% to $13.5 million for the fourth quarter of 2015, compared to $12.4 million for the same period in 2014. The increase in operating expenses is less than the increase in ownership days by 13% to 3,312 days for the fourth quarter of 2015 from 2,944 days for the same period in 2014.

Impairment loss: Impairment loss amounted to $22.8 million for the fourth quarter of 2015, compared to zero for the same period in 2014, as a result of an impairment loss of $12.9 million due to classification as Assets held for sale of the vessels Kypros Unity and Stalo, and of the write-off of the advances paid in the amount of $9.9 million following the agreed novation agreement and the novation agreement under negotiation, of the shipbuilding contracts of Hull 1718 and Hull 1552, respectively.

Depreciation: Depreciation increased to $12.2 million for the fourth quarter of 2015, compared to $11.2 million for the same period in 2014, as a result of the increase in the average number of vessels operated by the Company during the fourth quarter of 2015.

Gain/(loss) on derivatives: Gain on derivatives was $ 0.7 million in the fourth quarter of 2015, compared to a loss of $0.9 million for the same period in 2014 , as a result of the mark-to-market valuation of the Company’s interest rate swap transactions that we employ to manage the risk and interest rate exposure of our loan and credit facilities. These swaps economically hedge part of the interest rate exposure of the Company’s aggregate loans outstanding. The average remaining period of our swap contracts was 2.0 years as of December 31, 2015.  The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Voyage expenses: Voyage expenses decreased by 32% to $3.0 million for the fourth quarter of 2015 compared to $4.4 million for the same period in 2014, mainly due to a decrease in vessel repositioning expenses due to lower fuel prices.

Daily vessel operating expenses7: Daily vessel operating expenses reduced by 4% to $4,072 for the fourth quarter of 2015 compared to $4,226 for the same period in 2014. Daily vessel operating expenses include the cost of three dry dockings completed during the fourth quarter of 2015 compared to only one during the same period in 2014.

Daily general and administrative expenses7: Daily general and administrative expenses, which include daily fixed and variable management fees payable to our Managers5 and daily costs incurred in relation to our operation as a public company, were $1,238 for the fourth quarter of 2015, compared to $1,179 for the same period in 2014.

Interest expenses: Interest expense increased to $4.2 million for the fourth quarter of 2015 compared to $1.9 million for the same period in 2014, as a result of the accounting treatment of the four-vessel sale and leaseback transactions concluded in September 2015, as well as the increase in the average outstanding amount of loans and credit facilities and in the weighted average interest rate of such loans and credit facilities.

6 Time charter equivalent rate, or TCE rate, represents the Company’s charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period.

7 See Table 2.

Balance sheet

Assets held for sale: We have classified the assets and liabilities directly associated with the vessels classified as Assets held for sale (the Stalo and the Kypros Unity) and presented them on the balance sheet separately under current assets in the amount of $31.9 million, which represents the net book value of the two vessels as of December 31, 2015, and $16.7 million under current liabilities, which represent the outstanding balance of the loan facility of the Kypros Unity as of December 31, 2015, net of deferred finance charges, respectively.

Current portion of long term debt: Current portion of long-term debt, as of December 31, 2015, of $77.5 million net of deferred finance charges of $2.7 million, includes the outstanding balance of two loan facilities in the aggregate amount of $50.6 million, for which the Company had given notice of prepayment to the respective lender prior to December 31, 2015. The Company repaid in full both loan facilities in January 2016, utilizing restricted cash. The remaining current portion of long-term debt was $29.6 million, as of December 31, 2015.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2014	2015	2014	2015
REVENUES:
Revenues	40,593	31,198	159,900	132,375
Commissions	(1,536)	(1,254)	(5,806)	(5,058)
Net revenues	39,057	29,944	154,094	127,317
EXPENSES:
Voyage expenses	(4,376)	(3,004)	(19,429)	(17,856)
Vessel operating expenses	(12,442)	(13,485)	(50,634)	(55,469)
Depreciation	(11,152)	(12,175)	(43,084)	(47,133)
General and administrative expenses	(3,472)	(4,101)	(13,331)	(14,617)
Early redelivery cost	-	-	(532)	-
Gain on asset purchase cancellation	-	-	3,633	-
Loss from inventory valuation	(4,001)	(146)	(4,001)	(1,432)
Impairment loss	-	(22,826)	-	(22,826)
Operating income/(loss)	3,614	(25,793)	26,716	(32,016)
OTHER (EXPENSE) / INCOME:
Interest expense	(1,925)	(4,244)	(8,335)	(11,650)
Other finance costs	(504)	(205)	(1,132)	(242)
Interest income	63	32	821	86
(Loss)/gain on derivatives	(932)	692	(1,977)	(1,676)
Foreign currency gain	86	61	13	347
Amortization and write-off of deferred finance charges	(550)	(445)	(1,472)	(2,793)
Net (loss)/income	(148)	(29,902)	14,634	(47,944)
Less Preferred dividend	3,550	3,550	9,390	14,200
Net (loss)/income available to common shareholders	(3,698)	(33,452)	5,244	(62,144)
(Loss)/earnings per share	(0.04)	(0.40)	0.06	(0.74)
Weighted average number of shares	83,454,102	83,504,266	83,446,970	83,479,636

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2014	December 31, 2015
ASSETS
Cash, restricted cash and time deposits	118,250	196,748
Other current assets	17,642	14,419
Assets held for sale	-	31,995
Vessels, net	960,423	988,161
Advances for vessel acquisition and vessels under construction	74,243	68,356
Restricted cash non-current	4,263	7,837
Other non-current assets	1,609	2,115
Total assets	1,176,430	1,309,631

LIABILITIES AND EQUITY
Other current liabilities	11,597	11,535
Current portion of long-term debt	15,733	77,467
Liability directly associated with assets held for sale	-	16,724
Long-term debt, net of current portion	447,936	569,399
Other non-current liabilities	1,065	360
Shareholders’ equity	700,099	634,146
Total liabilities and equity	1,176,430	1,309,631

TABLE 1

RECONCILIATION OF ADJUSTED NET INCOME/(LOSS), EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS/(LOSS) PER SHARE

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
(In thousands of U.S. Dollars except for share and per share data)	2014	2015	2014	2015
Net (loss)/income - Adjusted Net income/(loss)
Net (loss)/income	(148)	(29,902)	14,634	(47,944)
Less Gain on asset purchase cancellation	-	-	(3,633)	-
Plus Early redelivery cost	-	-	532	-
Plus Loss/(gain) on derivatives	932	(692)	1,977	1,676
Plus Loss from inventory valuation	4,001	146	4,001	1,432
Plus Impairment loss	-	22,826	-	22,826
Plus Foreign currency gain	(86)	(61)	(13)	(347)
Adjusted Net income/(loss)	4,699	(7,683)	17,498	(22,357)

EBITDA - Adjusted EBITDA
Net (loss)/income	(148)	(29,902)	14,634	(47,944)
Plus Net Interest expense	1,862	4,212	7,514	11,564
Plus Depreciation	11,152	12,175	43,084	47,133
Plus Amortization	550	445	1,472	2,793
EBITDA	13,416	(13,070)	66,704	13,546
Less Gain on asset purchase cancellation	-	-	(3,633)	-
Plus Early redelivery cost	-	-	532	-
Plus Loss/(gain) on derivatives	932	(692)	1,977	1,676
Plus Loss from inventory valuation	4,001	146	4,001	1,432
Plus Impairment loss	-	22,826	-	22,826
Plus Foreign currency gain	(86)	(61)	(13)	(347)
ADJUSTED EBITDA	18,263	9,149	69,568	39,133

(Loss)/earnings per share
Net (loss)/income	(148)	(29,902)	14,634	(47,944)
Less Preferred dividend	3,550	3,550	9,390	14,200
Net (loss)/income available to common shareholders	(3,698)	(33,452)	5,244	(62,144)
Weighted average number of shares	83,454,102	83,504,266	83,446,970	83,479,636
(Loss)/earnings per share	(0.04)	(0.40)	0.06	(0.74)

Adjusted Earnings/(loss) per share
Adjusted Net income/(loss)	4,699	(7,683)	17,498	(22,357)
Less Preferred dividend	3,550	3,550	9,390	14,200
Adjusted Net income/(loss) available to common shareholders	1,149	(11,233)	8,108	(36,557)
Weighted average number of shares	83,454,102	83,504,266	83,446,970	83,479,636
Adjusted Earnings/(loss) per share	0.01	(0.13)	0.10	(0.44)

EBITDA, Adjusted EBITDA, Adjusted Net Income/(loss), Adjusted Net income/(loss) available to common shareholders and Adjusted Earnings/(loss) per share are not recognized measurements under US GAAP.

Adjusted Net income/(loss) represents Net income/(loss) before gain on asset purchase cancellation, early redelivery cost, loss from inventory valuation, impairment loss, gain/(loss) on derivatives and gain/(loss) on foreign currency.

Adjusted Net income/(loss) available to common shareholders represents Adjusted Net income/(loss) less Preferred dividend.

EBITDA represents Net income/(loss) before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before gain on asset purchase cancellation, early redelivery cost, loss from inventory valuation, impairment loss, gain/(loss) on derivatives and gain/(loss) on foreign currency. EBITDA and Adjusted EBITDA are not recognized measurements under US GAAP. EBITDA and Adjusted EBITDA assist the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA and Adjusted EBITDA information. The Company believes that EBITDA and Adjusted EBITDA are useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions and the calculation of Adjusted EBITDA generally further eliminates the effects from gain on asset purchase cancellation, early redelivery cost, loss from inventory valuation, impairment loss, gain/(loss) on derivatives and gain/(loss) on foreign currency, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss), Adjusted Net income/(loss) available to common shareholders and Adjusted Earnings/(loss) per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA and Adjusted EBITDA should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

TABLE 2: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2014	2015	2014	2015

FLEET DATA
Number of vessels at period’s end	32	36	32	36
Average age of fleet (in years)	5.85	6.17	5.85	6.17
Ownership days (1)	2,944	3,312	11,309	12,674
Available days (2)	2,927	3,265	11,216	12,482
Operating days (3)	2,914	3,136	11,174	12,242
Fleet utilization (4)	99.0%	94.7%	98.8%	96.6%
Average number of vessels in the period (5)	32.00	36.00	30.98	34.72

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$11,849	$ 8,251	$12,007	$ 8,770
Daily vessel operating expenses (7)	$4,226	$ 4,072	$4,477	$ 4,377
Daily general and administrative expenses (8)	$1,179	$1,238	$1,179	$1,153

_____________

(1)

Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represents the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period.

(8)

Daily general and administrative expenses include daily fixed and variable management fees payable to our Manager and daily costs in relation to our operation as a public company. Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series B preferred stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.B”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com